EXHIBIT 99.1

Aetherion to Issue Q3 2026 Financial Results on November 12, 2026

VANCOUVER, British Columbia, Oct. 29, 2026 (GLOBE NEWSWIRE) -- Aetherion Technologies Inc. (“Aetherion") (TSX: AETR / Nasdaq: AETR), announces that the Company will release Q3 2026 financial results on Thursday, November 12, 2026, after market close. A conference call and webcast to discuss the financial results and other corporate developments will be held on Friday, November 13, 2026.

Time: 9:00 a.m. ET (7:00 a.m. PT)
Call Link: https://register-conf.media-server.com/register/BI35b93703f9b94c79af5e7d30753ef513
Webcast: https://investors.aetheriontech.com

Participants may register up to 60 minutes before the event by clicking on the call link and completing the online registration form. Upon registration, the user will receive dial-in info and a unique PIN, along with an email confirming the details.

The webcast will be archived on Aetherion’s website, and a replay will be available at https://investors.aetheriontech.com.

About Aetherion Technologies
Aetherion Technologies Inc. is a global clean transportation technology company delivering proven, commercially ready solutions that help fleets and original equipment manufacturers (OEMs) improve performance, efficiency and energy flexibility. Built on decades of engineering expertise, Aetherion develops advanced fuel delivery, storage and control technologies for heavy-duty mobility applications. Its proven technologies support a wide range of alternative fuels—including natural gas, renewable natural gas and hydrogen—empowering OEMs and commercial transportation fleets to meet demanding performance standards, evolving regulatory requirements and climate objectives in a cost-effective way. Through its portfolio of differentiated technologies and strategic partnerships, Aetherion is accelerating practical, scalable pathways to affordable, lower-emission transportation worldwide. Aetherion is headquartered in Vancouver, Canada. For more information, visit www.aetheriontech.com.

Cautionary Note Regarding Forward Looking Statements
This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the expected timing of Aetherion’s release of its third quarter 2026 financial results and the planned conference call and webcast to discuss those results and other corporate developments. These statements are based on Aetherion’s current expectations and are subject to risks and uncertainties that could cause actual events or results to differ materially. Aetherion undertakes no obligation to update or revise any forward-looking statements, except as required by applicable law.

Contact Information
Aetherion Technologies Investor Relations
T: +1 604-718-2046